UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
001-41286

CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vivakor, Inc.
Full Name of Registrant

Former Name if Applicable

5220 Spring Valley Road, Suite 500
Address of Principal Executive Office (Street and Number)

Dallas, TX 75242
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vivakor, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Quarterly Report”) by the August 14, 2024 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and requires additional time to complete its review of the financial statements for the period ended June 30, 2024 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date. There can be no assurance that the Company will be able to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Ballengee	(949)	281-2606
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our financial results for the period ended June 30, 2024 will differ significantly from the prior year, primarily due to the deconsolidation of a variable interest entity in the fourth quarter of 2023, the amendment to our related party note payable with Jorgan Development, LLC that became effective in the fourth quarter of 2023, the sale of a subsidiary in the first quarter of 2024, along with other previously disclosed Board of Director, executive employee agreements, and other promissory and convertible notes entered into in 2024. We have also previously disclosed recent merger and acquisitions for which we are working to close in 2024. As a result of these transactions, we expect significant changes in our assets, liabilities, equity (noncontrolling interest), operating expenses, other income (expense), and net income (loss) for the period ended June 30, 2024 compared to the prior year. Additionally, our financial results for the period ended June 30, 2024 will also differ significantly from the prior year, primarily due to: (i) changes in our revenue and costs of revenue, (ii) our unrealized gain or loss on marketable securities, (iii) changes in our general and administrative expenses, (iv) interest expense, and (v) assets, liabilities, and noncontrolling interest. The exact amounts and the impact those amounts have on our financial statements will not be known until our financial statements for the period ended June 30, 2024 are completed.

VIVAKOR, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 15, 2024	By:	/s/ James Ballengee
	Name:	James Ballengee
	Title:	Chief Executive Officer

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